UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

MEDIAMIND TECHNOLOGIES INC.

(Name of Subject Company (Issuer))

DG ACQUISITION CORP. VII

(Offeror)

a wholly-owned subsidiary of

DG FASTCHANNEL, INC.

(Parent of Offeror)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

58449C 100

(CUSIP Number of Class of Securities)

Scott K. Ginsburg

Chief Executive Officer

DG FastChannel, Inc.

750 West John Carpenter Freeway, Suite 700

Irving, Texas 75039

(972) 581-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

William P. O’Neill

Latham & Watkins LLP

555 Eleventh Street, NW, Suite 1000

Washington, D.C. 20004

Tel: (202) 637-2200

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$520,951,627.00	$60,482.48

(1)           Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 25,456,940 shares of common stock, par value $0.001 per share, of MediaMind at a purchase price of $22.00 per share. Such number of shares consists of (i) 19,528,764 shares of common stock issued and outstanding as of June 22, 2011, and (ii) 5,928,176 shares of common stock that are expected to be issuable before the expiration of the Offer under vested options and warrants to acquire MediaMind shares.

(2)           The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Fee Rate Advisory #5 for Fiscal Year 2011, equals $116.10 per million of the transaction valuation.

☒           Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $60,482.48	Filing Party: DG FastChannel, Inc.
Form of Registration No.: Schedule TO	Date Filed: June 24, 2011

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   Third-party tender offer subject to Rule 14d-1.

☐    Issuer tender offer subject to Rule 13e-4.

☐    Going-private transaction subject to Rule 13e-3.

☐    Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission (“SEC”) on June 28, 2011, amends and supplements the Tender Offer Statement on Schedule TO filed on June 24, 2011 (the “Schedule TO”), related to the offer by DG Acquisition Corp. VII, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of DG FastChannel, Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of MediaMind Technologies Inc., a Delaware corporation (“MediaMind”), at a purchase price of $22.00 per share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 24, 2011 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).  The Schedule TO (including the Offer to Purchase) filed with the SEC by Parent and the Purchaser on June 24, 2011 and the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC by MediaMind on June 24, 2011, contain important information about the Offer, all of which should be read carefully by MediaMind stockholders before any decision is made with respect to the Offer.  The Offer is made pursuant to the Agreement and Plan of Merger, dated as of June 15, 2011, by and among Parent, the Purchaser and MediaMind.

Documentation relating to the Offer has been mailed to MediaMind stockholders and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, or by calling toll-free at (800) 322-2885.

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 12 in the Schedule TO, except those items as to which information is specifically provided herein.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Items 1-11.

The Offer to Purchase is hereby amended by:

Adding the following text at the end of the first bullet point under the twelfth question of the Summary Term Sheet entitled “What are conditions to the Offer other than the Minimum Condition?”:

“The HSR Condition has been satisfied.  See Section 15—“Certain Legal Matters—Antitrust Matters.”

Amending and supplementing the information further set forth in Section 15 of the Offer to Purchase entitled “Certain Legal Matters—Antitrust Matters” by adding the following text as a new fifth paragraph therein:

“On June 24, 2011, Parent was notified that the FTC has granted early termination of the required waiting period under the HSR Act with respect to the Offer and the Merger.  Accordingly, the condition to the Offer that any statutory waiting period under the HSR Act shall have expired or been terminated has been satisfied.  The Offer continues to be conditioned upon the other conditions described in Section 14—“Conditions of the Offer” of the Offer to Purchase, including, among other things, the satisfaction of the Minimum Condition.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended by adding the following exhibit thereto:

Exhibit	Exhibit Name

(a)(1)(I)	Press Release issued by Parent on June 28, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DG ACQUISITION CORP. VII

By:	/s/ Scott K. Ginsburg
Name: Scott K. Ginsburg
Title: President

DG FASTCHANNEL, INC.

By:	/s/ Scott K. Ginsburg
Name: Scott K. Ginsburg
Title: Chief Executive Officer

Date: June 28, 2011

INDEX TO EXHIBITS

(a)(1)(A)*	Offer to Purchase, dated as of June 24, 2011.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(F)*	Press Release issued by Parent on June 16, 2011 (incorporated by reference to the Schedule TO-C filed by Parent with the SEC on June 16, 2011).

(a)(1)(G)*	Transcript of conference call of Parent and MediaMind executives with investors held on June 16, 2011 (incorporated by reference to the Schedule TO-C filed by Parent with the SEC on June 20, 2011).

(a)(1)(H)*	Summary Advertisement published on June 24, 2011.

(a)(1)(I)**	Press Release issued by Parent on June 28, 2011.

(d)(1)*

Agreement and Plan of Merger, dated as of June 15, 2011, among Parent, the Purchaser and MediaMind (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Parent with the SEC on June 16, 2011).

(d)(2)*

Tender and Voting Agreement, dated as of June 15, 2011, among Parent and certain stockholders of MediaMind (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Parent with the SEC on June 16, 2011).

(d)(3)*	Confidentiality Agreement, dated as of April 16, 2011, by and between MediaMind and Parent.

(d)(4)*

Senior Credit Facility Commitment Letter, dated June 15, 2011, from JPMorgan Chase Bank, National Association, J.P. Morgan Securities LLC, Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated to Parent.

*                                         Previously filed.

**                                  Filed herewith.